Sea 2 Sky Corporation
                                    RPO 75156
                      White Rock, British Columbia V4B 5L4

                               Phone: 604.313.5410


                                                                January 12, 2007

Via Electronic Filing via Edgar and Overnight Courier

Ms. Hanna T. Teshome - Special counsel
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Dear Ms. Teshome:

         This letter shall serve as the formal request of Sea 2 Sky Corporation. that the effective date of the Registration Statement on Form SB-2 Amendment No. 1 filed with the Securities and Exchange Commission on January 5, 2007, be accelerated to be effective as of Wednesday January 17, 2006, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

         Sea 2 Sky hereby acknowledges that:

         - Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         - The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve Sea 2 Sky from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

         - Sea 2 Sky may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Sea 2 Sky advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

         This letter shall also confirm that as applicable to Sea 2 Sky Corporation, the exemption found in Rule 144 is not available with regards to the resale of any of its currently outstanding shares until 90 days from the date that Sea 2 Sky becomes subject to the reporting requirements of section 13 of the Securities Exchange Act of 1934.


Sincerely,

/s/ Irene Getty

Irene Getty--President and principal executive officer